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Pan American Silver Announces Preliminary 2019 Production Results and 2020 Operating Guidance
All amounts are expressed in US$ unless otherwise indicated. Results are unaudited and could change based on final audited financial results. This news release contains forward-looking information about expected future events and financial and operating performance of Pan American. Readers should refer to the risks and assumptions set out in the “Cautionary Note Regarding Forward-Looking Statements and Information” at the end of this news release.

Vancouver, B.C. - Jan. 15, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) today announced preliminary production results for the fourth quarter ("Q4 2019") and full year 2019 ("FY 2019"). Pan American today also provided its guidance for production, costs and expenditures in 2020.

"2019 was a transformative year for Pan American and one of the most important in our 25-year history. We completed the Tahoe transaction and successfully integrated the new assets into our portfolio, capturing $25 to $30 million in annual G&A synergies. Pan American is now a much larger, stronger and more profitable company," said Michael Steinmann, President and Chief Executive Officer of Pan American. "Robust cash flow generation allowed us to repay a further $40 million to our line of credit in Q4 2019, continuing the rapid deleveraging of our balance sheet post closing of the Tahoe transaction. In addition, we advanced our skarn discovery at La Colorada and published an initial resource estimate of 72.5 million tonnes of polymetallic mineralization. In 2020, Pan American is well positioned for strong, low cost production. Combined with current metal prices, that should result in a rewarding year for our shareholders."

Preliminary 2019 Production Results
Production in 2019 reflects a full year of production for the Silver Segment mines and from February 22, 2019 to December 31, 2019 for the Gold Segment mines.

Figures are preliminary and subject to final adjustment. The final figures will be provided in Pan American's financial results for the fourth quarter and year ended December 31, 2019. Pan American plans to release its unaudited financial results for Q4 and FY 2019 after market close on February 19, 2020.

PAN AMERICAN SILVER CORP. 1

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Q4 2019	FY 2019	Q4 2019	FY 2019
Silver Segment:
La Colorada	2,080	8,206	1.3	4.6
Dolores	1,287	5,122	26.1	117.6
Huaron	935	3,796	0.2	1.0
Morococha(1)	554	2,456	0.2	1.4
San Vicente(2)	877	3,528	0.1	0.5
Manantial Espejo/COSE/Joaquin	817	2,599	6.7	22.4
Gold Segment:
Shahuindo(3)	54	137	43.5	145.4
La Arena(3)	11	26	48.4	122.5
Timmins (3)	6	18	47.3	143.8
Total (4)	6,622	25,886	173.9	559.2
(1)Morococha data represents Pan American's 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Reflects production results subsequent to the February 22, 2019, closing date of the acquisition of Tahoe Resources Inc., as described in the "Acquisition of Tahoe" section of Pan American's management's discussion and analysis ("MD&A") for the period ended September 30, 2019.
(4)Totals may not add due to rounding.

	Consolidated Base Metal Production (tonnes '000s)
	Q4 2019	FY 2019
Zinc	16.6	67.6
Lead	7.2	27.3
Copper	2.3	8.7

2019 Highlights:
•Silver production of 25.9 million ounces was in line with the revised guidance(1) range of 25.3 million to 26.3 million ounces provided on August 7, 2019.
•Gold production of 559.2 thousand ounces was in line with the revised guidance(1) range of 550 thousand to 600 thousand ounces provided on August 7, 2019.
•Zinc, lead and copper production was 67.6, 27.3 and 8.7 thousand tonnes, respectively, compared with original guidance provided on January 21, 2019, of 65.0 - 67.0, 24.0 - 25.0 and 9.8 - 10.3 thousand tonnes, respectively.
•The La Colorada mine achieved an average mining and processing rate of over 2,100 tonnes per day, exceeding the targeted rate of 2,000 tonnes per day for 2019 and resulting in record annual silver, zinc and lead production. Pan American continues to achieve greater than expected efficiencies from the mine expansion completed in 2017, which had a design throughput rate of 1,800 tonnes per day.

PAN AMERICAN SILVER CORP. 2

•Pan American achieved several records in operating performance: annual open pit mining rates at Dolores; annual mining and processing rates at La Colorada, Huaron, and Morococha; annual zinc and lead plant recovery rates at Morococha, driving record annual zinc production at that mine; and, annual mining and processing rates at San Vicente, which largely offset an increase in operating costs per tonne due to the mining of narrower ore bodies than in previous years.
•Pan American released an initial inferred mineral resource estimate for the La Colorada skarn deposit of 72.5 million tonnes, averaging 44 grams per tonne silver, 0.17% copper, 2.02% lead and 4.40% zinc, assuming a cut-off value of $60 per tonne after accounting for transportation, smelting and refining costs. Please refer to Pan American’s news release dated December 11, 2019, for further details.
•Pan American repaid $60 million of debt during 2019, including $40 million repaid in Q4 2019. As at December 31, 2019, Pan American had $275 million drawn under its revolving credit facility and $238.3 million in cash and short-term investments.

(1) Pan American initially provided its guidance for 2019 on January 21, 2019 (the "original guidance"), and subsequently revised the guidance on May 8, 2019, to include certain forecast amounts for the mines acquired from Tahoe Resources Inc. for the period February 22, 2019 to December 31, 2019. Pan American revised its guidance again on August 7, 2019, reducing 2019 annual consolidated silver and gold production to between 25.3 and 26.3 million ounces and between 550.0 and 600.0 thousand ounces, respectively, primarily due to the postponement of commercial production from the COSE and Joaquin project.

PAN AMERICAN SILVER CORP. 3

2020 GUIDANCE
The estimates below are forward-looking in nature. Please refer to the cautionary note at the end of this news release. Management may revise guidance during the year to reflect actual and anticipated results.

	Silver Production	Gold Production	Cash Costs	AISC
	(million ounces)	(thousand ounces)	($ per ounce)(1)	($ per ounce)(1)
Silver Segment:
La Colorada	8.5 - 8.7	4.0 -5.0	3.00 - 4.00	5.50 - 6.50
Dolores	4.5 - 5.0	133.5 - 143.5	(8.50) - (5.50)	4.25 - 6.25
Huaron	3.8 - 3.9	0.5	9.25 - 11.00	12.50 - 14.25
Morococha (92.3%)(2)	2.6 - 2.8	1.3 - 1.5	9.50 - 11.75	13.50 - 15.50
San Vicente (95.0%)(3)	3.5 -3.6	0.5	14.00 - 15.00	16.00 - 17.00
Manantial Espejo/COSE/Joaquin	4.0 - 4.3	33.2 - 36.5	16.75 - 17.75	18.50 - 19.50
Total(4,5)	26.8 - 28.3	173.0 - 187.5	5.75 - 7.50	10.25 - 11.75
Gold Segment:
Shahuindo	0.2	162.0 - 172.5	700 - 750	1,070 - 1,150
La Arena	—	125.0 - 135.0	800 - 850	1,120 - 1,200
Timmins	—	165.0 - 180.0	950 - 1,000	1,090 - 1,170
Total(4,5)	0.2	452.0 - 487.5	820 - 870	1,090 - 1,170
Total Production(4,5)	27.0 - 28.5	625.0 - 675.0
Consolidated Silver Basis			n/a(6)	4.50 - 6.50
(1) Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for further information on these measures. The Cash Costs and AISC forecasts assume average metal prices of $17.50/oz for silver, $1,525/oz for gold, $2,350/tonne ($1.07/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, and 6,150/tonne ($2.79/lb) for copper; and average annual exchange rates relative to 1 USD of 19.50 for the Mexican peso ("MXN"), 3.34 of the Peruvian sol ("PEN"), 73.64 for the Argentine peso ("ARS"), 6.91 for the Bolivian boliviano ("BOL"), and $1.30 for the Canadian dollar ("CAD").
(2) Morococha data represents Pan American’s 92.3% interest in the mine's production.
(3) San Vicente data represents Pan American’s 95.0% interest in the mine's production.
(4) As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of the MD&A for the period ended September 30, 2019, corporate general and administrative costs, and exploration and project development expenses are included in Consolidated Silver Basis AISC, but are not allocated in calculating AISC for the Silver and Gold Segments.
(5) Totals may not add due to rounding.
(6) Pan American will no longer be providing guidance for Cash Costs on a Consolidated Silver Basis, determining that AISC guidance is a more appropriate measure of reflecting costs on a Consolidated Silver Basis.

PAN AMERICAN SILVER CORP. 4

Expenditures ($ millions)
Sustaining Capital
La Colorada	15.5 - 16.5
Dolores	55.0 - 58.0
Huaron	9.0 - 10.0
Morococha	7.5 - 9.0
San Vicente	6.0 - 7.0
Manantial Espejo/COSE/Joaquin	4.0 - 5.5
Shahuindo	63.0 - 65.0
La Arena	42.0 - 44.0
Timmins	23.0 - 25.0
Sustaining Capital Sub-total	225.0 - 240.0
Project Capital	22.0 - 27.0
Total Capital	247.0 - 262.0
Care & Maintenance
Escobal	19.0 - 20.0
Navidad	2.5 - 3.0
Greenfield Exploration(1)	11.5 - 12.5
Corporate General & Administrative(2)	35.0 - 37.0
(1) Regional exploration focused on early-stage projects, and excludes brownfield exploration for reserve replacement, which is included in Sustaining Capital.
(2) Includes stock-based compensation.

2020 Guidance Highlights:
•Project capital expenditures relate mostly to: (1) the drilling program, early stage engineering and metallurgical testing for the La Colorada skarn discovery; and (2) an approximate 20% expansion of the Bell Creek mine in Timmins, with the purchase of additional mine equipment and debottlenecking of the plant to optimize improved efficiencies resulting from the commissioning of the Bell Creek shaft in February 2019. Pan American is also focused on capturing additional debottlenecking opportunities at Shahuindo and La Colorada.
•Pre-production underground development at both the COSE and Joaquin mines progressed during 2019 along with the purchase of the necessary mining equipment and the completion of the infrastructure and facilities. Both mines will enter the production phase in early 2020, with no further project capital spending anticipated.
•Sustaining capital expenditures include: (1) completion of the substantial heap leach pad expansions at Dolores and Shahuindo, (2) work on the waste rock storage facilities at La Arena and Shahuindo, (3) expansion of tailings storage facilities at La Colorada and Timmins, (4) advancing open pit mine waste pre-stripping activities at Dolores and La Arena; and (5) underground mine development at Huaron and Morococha.
•Exploration expenditures total $37.5 to $39.5 million, comprised of: (1) $18.5 million to $19.5 million for 186,000 metres of near-mine brownfield exploration drilling for reserve replacement, which is included in sustaining capital, (2) $11.5 to $12.5 million in regional, greenfield exploration in Peru, Mexico and Canada; and (3) $7.5 million for 44,000 metres of drilling on the La Colorada skarn discovery, which is included in project capital.

PAN AMERICAN SILVER CORP. 5

Retirement of Board Member
The Company announces that Kevin McArthur has decided not to stand for re-election as a director at Pan American’s 2020 Annual General Meeting on May 6, 2020. Mr. McArthur was appointed director following Pan American’s acquisition of Tahoe Resources Inc. in February 2019. We thank Kevin for his contributions to the Board, and in particular, for his contributions during our successful integration of Tahoe.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President, Technical Services & Process Optimization, who is Pan American’s Qualified Person for the purposes of National Instrument 43-101. For additional information about Pan American’s material mineral properties, please refer to Pan American’s Annual Information Form dated March 12, 2019, filed at www.sedar.com, or Pan American's most recent Form 40-F furnished to the SEC.

Q4 and Full Year 2019 Unaudited Results
Pan American plans to release its unaudited financial results for Q4 and FY 2019 after market close on February 19, 2020.
Conference Call and Webcast

Date:	February 20, 2020
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available at panamericansilver.com. An archive of the webcast will also be available for three months.

About Pan American Silver
Pan American Silver is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. Pan American Silver has a 25-year history of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 6

Alternative Performance (non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•Cash Costs do not have a standardized meaning prescribed by IFRS as an indicator of performance. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. Silver segment Cash Costs are calculated net of credits for realized revenues from all metals other than silver, and are calculated per ounce of silver sold. Gold segment Cash Costs are calculated net of credits for realized silver revenues, and are calculated per ounce of gold sold.

•Silver segment all-in sustaining costs (“AISC”) are calculated net of credits for realized revenues from all metals other than silver, and are calculated per ounce of silver sold. Gold segment AISC are calculated net of credits for realized silver revenues, and are calculated per ounce of gold sold. Consolidated AISC is based on total silver ounces sold net of by-product credits from all metals other than silver. Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American's Management's Discussion and Analysis for the period ended September 30, 2019, for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws, and may include future-oriented financial information. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance; our 2020 forecast production of silver, gold and other metals, and our estimated Cash Costs and AISC in 2020; the anticipated timing and commencement of commercial production at COSE and Joaquin, as well as the impact on production anticipated for 2020; our expectations with respect to future metal prices and exchange rates; the anticipated capital expenditures and the timing thereof and the results of any future exploration, development or expansion programs, including but not limited to the La Colorada skarn discovery, expansion of the Bell Creek mine in Timmins, and the debottlenecking projects at Shahuindo and La Colorada.

These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; Pan American's development projects are completed and perform in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for Pan American's projects and future cash requirements; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American may carry on business, including legal restrictions relating to mining, such as those in Chubut, Argentina, and the constitutional court-mandated ILO 169 consultation process in Guatemala; risks relating to expropriation; risk of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in Pan American’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.